Exhibit (a)(1)(z)

FOLLOW UP E-MAIL TO BE SENT ON SEPTEMBER 18

Dear stock option holder,

The EDS Stock Option Exchange Program, which provides eligible employees the opportunity to exchange certain stock options for a new grant in 2004, will end at 7 p.m. U.S. Eastern time on 23 September, 2003. The Offer to Exchange will not be extended beyond this deadline.

Employees wanting to exchange their eligible stock options for a new grant in 2004 must make their elections before this deadline or the terms of the original grant(s) will continue.

The complete Offer to Exchange resource document describes the terms and conditions of the EDS Stock Option Exchange Program. It is available on the EDS Stock Option Exchange Web site or the Mellon Investor Services Web site. Translated versions of the Offer to Exchange and related documents are available on both Web sites. You are encouraged to read the Offer to Exchange.

As detailed in the Offer to Exchange, employees may generally record their election decisions by using the Internet, calling an automated telephone system or calling Mellon Investor Services. In all cases, they will need the Personalized Identification Number previously provided to all participants on 25 August. Telephone representatives at Mellon Investor Services can provide employees with their PIN if it has been misplaced or discarded.

Questions about the EDS Stock Option Exchange Program that are not answered in the Offer to Exchange may be directed to the Mellon Investor Services call center at 1 866 337 6781 or 1 201 296 4177, or they may be sent to EDSinquiries@melloninvestor.com.